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                                                                    EXHIBIT 99.5

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited in accordance with generally accepted auditing standards, the financial statements of TOM's FOODS INC. included in this registration statement and have issued our report thereon dated February 14, 1997. Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. Schedule 1 identified in Item 21(b) is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, fairly states in material respects the financial data to be set forth therein in relation to the financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 14, 1997